SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
        For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1 to the Annual Report of

REPUBLIC OF HUNGARY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue (1)	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

*    The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

The purpose of this Amendment No. 1 to the annual report of the Republic of Hungary (the ‘‘Republic’’) for the fiscal year ended December 31, 2006 (the ‘‘Annual Report’’) is to supplement the Annual Report with the latest annual budget of the Republic as set forth in Act CLXIX of 2007 on the budget of the Republic of Hungary for the year 2008 (a Magyar Köztársaság 2008. évi költségvetéséröl szóló 2007. évi CLXIX. törvény) as published in the Official Gazette (Magyar Közlöny) on December 23, 2007.

This Amendment No. 1 to the Annual Report of the Republic comprises:

(1)	Pages numbered 1 to 3, consecutively.

(2)	The following exhibit:

Exhibit 99.C — The latest annual budget of the Republic as set forth in Act CLXIX of 2007 on the budget of the Republic of Hungary for the year 2008 (a Magyar Köztársaság 2008. évi költségvetéséröl szóló 2007. évi CLXIX. törvény) as published in the Official Gazette (Magyar Közlöny) on December 23, 2007, filed in paper format under cover of Form SE on March 6, 2008.

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Hungary has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on March 13, 2008.

REPUBLIC OF HUNGARY
By:	/s/ Ferenc Szarvas
	Name:	Ferenc Szarvas
	Title:	Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

EXHIBIT INDEX

Exhibit		Description
24.1		Power of Attorney dated November 23, 2007.*
99	.C	The latest annual budget of the Republic as set forth in Act CLXIX of 2007 on the budget of the Republic of Hungary for the year 2008 (a Magyar Köztársaság 2008. évi költségvetéséröl szóló 2007. évi CLXIX. törvény) as published in the Official Gazette (Magyar Közlöny) on December 23, 2007, filed in paper format under cover of Form SE on March 6, 2008.
99	.D	Description of the Republic dated November 23, 2007.*

*	Incorporated by reference from the Annual Report on Form 18-K filed on November 23, 2007, file No. 033-49294-01.